Nude Food Markets LLC

(a Colorado Limited Liability Company)

FINANCIAL STATEMENTS

ACCOUNTANTS' REVIEW REPORT

DECEMBER 31, 2024

Prepared by
Bert Wilson, CPA

TABLE OF CONTENTS

Bert Wilson
Certified Public Accountant

Bert Wilson, CPA
23955 County Road 3
Loveland, CO 80537
(406) 291-3510

To the Management of
Nude Foods Market LLC
1630 30th Street
Boulder, CO 80301

Independent Accountants' Review Report

Report on the Financial Statements

We reviewed the accompanying financial statements of Nude Food Markets LLC, which comprise the balance sheets of December 31, 2024, and 2023, and the related statements of operations, members' equity and cash flows for the two years ended December 2024 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modification that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bert Wilson, CPA
February 27, 2025

Nude Foods Market LLC
Balance Sheet
For the Years Ended December 31, 2024, and 2023
(See Accountant's Review Report)

	Jan - Dec 2023	Jan - Dec 2024
ASSETS		
Current Assets		
Bank Accounts		
Total Bank Accounts	**$ 173,772.92**	**$ 32,381.41**
Other Current Assets		
14000 Inventory Asset	94,303.18	91,591.75
Total Other Current Assets	**$ 94,303.18**	**$ 91,591.75**
Total Current Assets	**$ 268,076.10**	**$ 123,973.16**
Fixed Assets		
15010 Equipment - Boulder	38,254.16	44,191.40
15020 Equipment - Denver	16,993.79	23,625.15
15030 Furniture & Fixtures	20,726.13	23,016.08
15040 Shelving	6,097.60	6,097.60
15050 The Machine	12,579.33	12,579.33
15060 Van - Vehicle		36,518.70
15070 Leasehold Improvements	86,051.92	86,051.92
15080 Shopping Carts	3,377.19	3,377.19
15090 Small Equipment & Production Supplies	18,368.16	18,368.16
15100 Containers	67,276.85	67,276.85
15110 Accumulated Depreciation	-235,730.00	-235,730.00
Total Fixed Assets	**$ 33,995.13**	**$ 85,372.38**
Other Assets		
16010 ERTC Receivable	61,667.00	0.00
16020 Security Deposit	15,551.34	21,178.34
Total Other Assets	**$ 77,218.34**	**$ 21,178.34**
TOTAL ASSETS	**$ 379,289.57**	**$ 230,523.88**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 Accounts Payable (A/P)	18,826.64	-1,240.63
Total Accounts Payable	**$ 18,826.64**	**-$ 1,240.63**
Credit Cards		
Total Credit Cards	**$ 44,532.04**	**$ 105,122.11**
Other Current Liabilities		
22000 Sales Tax Payable	0.00	5,521.14
22150 Retail Delivery Fees Payable		24.94
23100 Harkness Loan Payable	45,188.82	22,857.26
23300 Square Loan	12,414.20	3.55
Total Other Current Liabilities	**$ 57,603.02**	**$ 28,406.89**
Total Current Liabilities	**$ 120,961.70**	**$ 132,288.37**
Long-Term Liabilities		
24100 CHFA Loan	229,797.90	221,957.97
24200 CO Fund Loan	59,983.46	51,402.19
24300 Note Payable		0.00

24310 Note Payable - Matt	26,750.00	26,250.00
24320 Note Payable - Rachel	16,100.00	110,270.00
24330 Note Payable - Verity	43,600.00	114,100.00
Total 24300 Note Payable	**$ 86,450.00**	**$ 250,620.00**
Total Long-Term Liabilities	**$ 376,231.36**	**$ 523,980.16**
Total Liabilities	**$ 497,193.06**	**$ 656,268.53**
Equity		
25100 Investor Equity	395,000.00	435,000.00
25300 Partner Equity		0.00
Total 25300 Partner Equity	**-$ 39,289.95**	**-$ 39,289.95**
29000 Retained Earnings	-54,535.07	-473,613.54
Net Income	-419,078.47	-347,841.16
Total Equity	**-$ 117,903.49**	**-$ 425,744.65**
TOTAL LIABILITIES AND EQUITY	**$ 379,289.57**	**$ 230,523.88**

Nude Foods Market LLC
Statement of Operations
For the Year's Ended December 31, 2024, and 2023
(See Accountant's Review Report)

	Jan - Dec 2023	Jan - Dec 2024
Income		
Total 30100 Income - Boulder	**$ 27,883.64**	**$ 1,169,599.04**
30200 Income - Denver		396,392.01
30300 Online Sales	212,290.02	173,827.82
30400 Grant Funding	88,561.44	8,818.71
30500 Crowdfunding Income	166.33	30,000.00
30600 Events/Market Income	1,898.49	65.08
31400 Other Income	2,498.17	2,733.17
Total Income	**$ 1,487,956.67**	**$ 1,781,435.83**
Cost of Goods Sold		
Total Cost of Goods Sold	**$ 850,039.34**	**$ 994,010.44**
Gross Profit	**$ 637,917.33**	**$ 787,425.39**
Expenses		
60000 Payroll Expenses		246.75
60100 Salaries & Wages	536,773.92	548,365.07
60600 Taxes - Employer	51,111.34	124,179.09
60800 Benefits		14,079.38
66400 Payroll Fees	1,501.16	1,686.92
66800 Reimbursements	564.55	3,522.09
Total 60000 Payroll Expenses	**$ 589,950.97**	**$ 692,079.30**
61100 Training & Education		21.94
62100 Supplies & Materials	2,223.88	1,718.81
62200 Small Fixtures <$2500	9,094.09	4,629.73
63100 Repairs & Maintenance	9,561.36	842.03
63200 Cleaning/Janitorial	1,368.75	260.93
Total 63100 Repairs & Maintenance	**$ 10,930.11**	**$ 1,102.96**
64000 Marketing	23,650.87	314.00
Total 64000 Marketing	**$ 27,732.00**	**$ 40,940.40**
66100 Bank Charges & Fees	6,621.51	2,670.68
66150 Merchant Fees	29,275.22	42,594.89
66200 Charitable Contributions		43.18
66300 Insurance	9,921.98	16,788.36
66500 Meals & Entertainment	566.17	963.45
66550 Travel	901.58	72.23
66600 Office & Computer	21,289.25	-82.29
66610 Office Supplies	2,130.11	11,163.33
66620 Software/subscriptions	4,429.86	26,240.04
Total 66600 Office & Computer	**$ 27,849.22**	**$ 37,321.08**
66700 Website Development	7,738.82	2,185.60

66900 Taxes & Licenses	3,640.92	2,616.77
67000 Legal & Professional Services	13,834.91	5,623.24
67100 Contractors	27,043.80	6,132.74
67200 Legal Fees	19,262.00	193.70
67400 Professional Services		1,550.00
Total 67000 Legal & Professional Services	**$ 60,140.71**	**$ 13,499.68**
68350 Telephone	377.68	594.05
68450 Rent	59,315.41	
69100 Facilities - Boulder	1,240.00	86.18
69110 Rent - Boulder	19,047.78	89,011.17
69120 Repair & Maintenance	6,337.07	22,429.61
69130 Utilities	16,595.49	24,987.02
69140 Waste Disposal	680.06	827.35
Total 69100 Facilities - Boulder	**$ 43,900.40**	**$ 137,341.33**
69200 Facilities - Denver		
69210 Rent - Denver	17,698.00	92,470.22
69220 Repair & Maintenance	696.00	6,655.22
69230 Utilities	1,348.45	9,728.95
Total 69200 Facilities - Denver	**$ 19,742.45**	**$ 108,854.39**
90200 Interest Paid	20,659.38	18,715.02
90300 Denver Build Out	12,731.76	13,758.83
90400 Uncategorized Expense	14,284.28	1,465.35
Total Expenses	**$ 957,598.54**	**$ 1,139,978.03**
Net Operating Income	**-$ 319,681.21**	**-$ 352,552.64**
Other Income		
90100 Interest Earned	297.50	235.08
90250 Credit Card Reward		4,476.40
Total Other Income	**$ 297.50**	**$ 4,711.48**
Other Expenses		
90700 Depreciation	85,359.00	
90800 Reconciliation Discrepancies	14,335.76	
Total Other Expenses	**$ 99,694.76**	**$ 0.00**
Net Other Income	**-$ 99,397.26**	**$ 4,711.48**
Net Income	**-$ 419,078.47**	**-$ 347,841.16**

Nude Foods Market LLC
Statement of Members' Equity
For the Years Ended December 31, 2024, and 2023
(See Accountant's Review Report)

Members' Equity	Beginning Balance	Capital Contributions	Retained Earnings (Deficit)	Total
Balance As of December 31, 2022	**6,328.01**		**-100,153.03**	**-93,825.02**
Net Income (Loss)		**395,000.00**	**-419,078.47**	**-24,078.47**
Balance As of December 31,2023	**401,328.01**		**-519,231.50**	**-117,903.49**
Net Income (Loss)		**40,000.00**	**-347,841.16**	**-307,841.16**
Balance As of December 31, 2024	**441,328.01**		**-867,072.66**	**-425,744.65**

Nude Foods Market LLC

Statement of Cash Flows

For the Years Ended December 31, 2024, and 2023

(See Accountant's Review Report)

	Jan - Dec 2023	Jan - Dec 2024
OPERATING ACTIVITIES		
Net Income	**(419,078.47)**	**(347,841.16)**
Adjustments to reconcile Net Income to Net Cash provided by operations:		
14000 Inventory Asset	**(16,900.00)**	**2,711.43**
15110 Accumulated Depreciation	**85,359.00**	
20000 Accounts Payable (A/P)	**(31,918.12)**	**(20,067.27)**
21100 AMEX - 11004	**(3,129.96)**	**14,259.66**
21200 Bank of America - 5314	**(13,050.00)**	**21,757.10**
21300 Capital One - 2525	**1,803.65**	**2,382.84**
21400 Chase - 2204		**(3,015.99)**
21410 Chase - 2204:Chase - Matthew	**(38,484.16)**	**(19,868.35)**
21420 Chase - 2204:Chase - Rachel	**14,489.10**	**18,759.23**
21500 CitiBank - 7398	**(6,048.01)**	**6,565.00**
21600 US Bank - 1141	**(2,674.60)**	**19,750.58**
22000 Sales Tax Payable	**0.00**	**5,521.14**
22150 Retail Delivery Fees Payable		**24.94**
23100 Harkness Loan Payable	**45,188.82**	**(22,331.56)**
23200 Hawke LoC	**(8,665.12)**	
23300 Square Loan	**12,414.20**	**(12,410.65)**
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	38,384.80	14,038.10
Net cash provided by operating activities	(380,693.67)	(333,803.06)
INVESTING ACTIVITIES		
15010 Equipment - Boulder		**(5,937.24)**
15020 Equipment - Denver	**(16,796.65)**	**(6,631.36)**
15030 Furniture & Fixtures	**(20,726.13)**	**(2,289.95)**
15050 The Machine	**(12,579.33)**	
15060 Van - Vehicle		**(36,518.70)**
16010 ERTC Receivable		**61,667.00**
16020 Security Deposit	**(5,068.00)**	**(5,627.00)**
Net cash provided by investing activities	(55,170.11)	4,662.75
FINANCING ACTIVITIES		
24100 CHFA Loan	**229,797.90**	**(7,839.93)**
24200 CO Fund Loan	**(5,298.51)**	**(8,581.27)**
24310 Note Payable:Note Payable - Matt	**(7,750.00)**	**(500.00)**
24320 Note Payable:Note Payable - Rachel	**(11,900.00)**	**94,170.00**
24330 Note Payable:Note Payable - Verity	**(6,400.00)**	**70,500.00**
25100 Investor Equity	**395,000.00**	**40,000.00**
Net cash provided by financing activities	593,449.39	187,748.80
Net cash increase (decrease) for period	**157,585.61**	**(141,391.51)**
Cash and Cash Equivalents, Beginning of Year	**16,187.31**	**173,772.92**
Cash and Cash Equivalents, End of Period	**173,772.92**	**32,381.41**

Nude Foods Market LLC
Notes To Financial Statements
As of December 31, 2024

NOTE 1: NATURE OF OPERATIONS

Nude Foods Market LLC (the Company) is a Colorado LLC organized March 4, 2020. The Company provides sustainable meals, groceries, and goods in returnable, reusable glass jars. The Company operates stores in Boulder and Denver, featuring the largest supply of sustainable, refillable, and zero waste products.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying financial statements include information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for fair presentation of the reviewed financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may ultimately differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. Some external factors could cause fluctuations in these conditions. Adverse risks may include recession, economic downturn, local competition, or changes in consumer taste and spending habits. These adverse conditions could affect the Company's financial condition and results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company typically does not maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking accounts. As of December 31, 2024, the Company had $32,381 cash on hand.

Receivables and Credit Policy

Payment is made at the Point of Sale, and the company does not carry an Accounts Receivable balance. As of December 31, 2024, the Company has an accounts receivable balance of $0.

Inventories

Inventory is stated at the estimated market price less direct cost of disposition.

Property, Equipment and Depreciation

Property and equipment are stated at cost. Depreciation of property and equipment is charged to income using the MACRS tax-basis method over the estimated useful lives of the respective assets, which range from three to fifteen years. The Company evaluates property and equipment for impairment on an ongoing basis to determine whether events and circumstances have developed that warrant revision of the estimated benefit period. On December 31, 2024, management believes that no impairment of the property and equipment exists.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2: Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in the markets that are not active, or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and observable.

Revenue Recognition

The Company recognizes revenue at a point in time based on the transfer of control. This is when purchases are made in-store at the point of sale, or merchandise is shipped to fulfill online sales. Because customers are invoiced at the time title transfers and the Company's right to consideration is unconditional at that time, the Company does not maintain contract asset balances. Product sales are recorded, and payment is made at the time of sale. Products are priced based on market considerations with average markups. The Company recognizes revenue net of sales tax.

For the year ending December 31, 2024, the Company recognized $1,781,436 in revenue.

NOTE 3: RELATED PARTY TRANSACTIONS

As of December 31, 2024, the Company has a balance due Nude Foods Market LLC owners/members of approximately $250,620 which is recorded as Notes Payable.

NOTE 4: OPERATING LINE OF CREDIT

The Company had a revolving line of credit with Hawke Financial Services which has been repaid.

NOTE 5: NOTES AND LOANS PAYABLE

Long term debt consists of the following at December 31:

	2024	2023
Loan payable to Harkness, no predetermined payment schedule, but a balloon payment of $22,500 is due April 2025 which will satisfy the short-term balance due.	45,189	22,857
Loan payable to Colorado Housing and Finance Authority (CHFA), payable in monthly payments of $1,278 and a balloon payment due 12/01/2028 of $180,000.	229,798	221,958
Loan payable to Colorado Enterprise Fund, payable in monthly payments of $1,055 matures in 2029.	59,983	51,402
Various notes payable to owners/LLC members payable in monthly payments of $2,000	86,450	250,620
Total Long-term debt including current short-term balance due	**$ 421,420**	**$ 546,837**

NOTE 6: INCOME TAXES

The Company has filed its income tax returns for the three years ending December 31, 2023, which will remain subject to examination by Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is not taxed and LLC revenue flows to the members.

NOTE 7: RISKS AND UNCERTAINTIES

COMPETITION. Competitive Grocery Market. There are a lot of alternative options for customers, including large conventional grocery stores, natural foods stores, other refill shops, smaller grocers, convenience stores.

CONVENIENCE. Grocery Shopping is about convenience and location. With only 2 stores, the market is not convenient for everyone.

VOLUME. The Grocery Industry is a high volume, low profit margin business. Can the Company grow its sales volumes enough to become profitable and competitive with other grocery outlets.

NICHE. Zero waste is not yet mainstream. Some customers consider it to be a niche business, whereas the Company's goal is to be included among mainstream grocers.

PRICE PERCEPTION. While the Company continues to be more price competitive with mainstream grocers with each passing month, many avoid shopping with the Company based on an erroneous assumption of high prices.

REGULATION. While the Company is currently compliant with Local, State and Federal regulations regarding manufacturing and selling products, laws could change making it more difficult to reuse food packaging, which is the entire business model.

DEBT. Current Long-Term Debt is higher than in prior years, creating a financial risk associated with repayment.

BALLOON PAYMENT. The $180,000 balloon payment due in 2028 can create an upcoming hardship. The Company will seek a creditor willing to refinance the remaining balance at future competitive interest rates. The Company anticipates interest rates trending downward over the next 3 years and aims for a low rate during refinance. Continuing regular payments until the maturity date will leave a principal balance of $180,000 that the Company intends to refinance.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Pending Litigation:

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2025 through February 27, 2025, the date the financial statements were available to be issued and has determined that no material subsequent events have occurred that would affect the information presented in the accompanying financial statements or require additional disclosure.